P.E. 9/30/01

11 29929
1-15162

02011834

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

U.S. POST OFFICE
DELAYED

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

RECEIVED
JAN 23 2002
316

For the month of September, 2001

BOARDWALK EQUITIES INC.

Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1
(address of principal executive offices)

Commission File Number: **1-15162**

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F______ Form 40-F___✓___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___✓___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):______________]

PROCESSED
FEB 08 2002
THOMSON
FINANCIAL

SMO\175143\6

DOCUMENTS FURNISHED HEREUNDER:

1. Press Release of the registrant dated October 18, 2001 announcing its decision to narrow its focus to its profitable real estate operations and acquisitions and not to proceed at this time with the roll-out of various Suite Systems services.

2. Press Release of the registrant dated October 29, 2001 announcing third quarter financial results to be released on November 15, 2001 via teleconference.

3. Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the month of October, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

November 7, 2001

By: ______________________

Roberto Geremia
Vice-President Finance and Chief Financial Officer

BOARDWALK

Boardwalk Equities Inc.
Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta T2R 0W1

Phone: (403) 531-9255
Fax: (403) 531-9565
World Wide Web: http://www.bwalk.com

October 18, 2001

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

RE: BOARDWALK TO CURTAIL TELECOM SPENDING – CURRENT INITIATIVES TO BE SIDELINED – BOOK VALUES TO BE ADJUSTED – CORE OPERATIONS REMAIN STRONG

Boardwalk Equities Inc. ("BEI" – NYSE, TSE) announces today that it will take a one-time write-down of approximately $18.3 million after-tax (approximately $.37 cents per share) in its third quarter relating to its Suite Systems Inc. subsidiary. This one-time write- down will not effect the company's reported Funds From Operations This amount pertains to a variety of equipment and other infrastructure costs which were expended over the last two years. The write-down reflects Boardwalk's decision to narrow its focus to its profitable real estate rental operations and acquisitions and not to proceed at this time with the roll-out of various Suite Systems services.

Factors that led to this decision include:

- Unacceptably low returns on investment capital in Suite Systems in comparison to core real estate applications
- The substantial requirement for and the prohibitively high cost of capital for the Suite Systems initiative, given current capital market conditions
- The inability to reach satisfactory partnership agreements on an economically feasible basis with owners of rights of way and dark fiber in targeted markets
- Continued delays in obtaining alternate access rights in targeted markets

Sam Kolias, President and CEO of Boardwalk stated, "With the substantial investment required and the current prohibitively high cost of capital for Suite Systems as a stand-alone entity, combined with continued delays in obtaining access rights in our target market areas and the unacceptably low returns in comparison to our core real estate operations, we concluded that we could not justify spending additional financial and managerial resources in this area at this time We assessed alternative business models for Suite Systems but came to the conclusion that we could not achieve acceptable returns given the ongoing high risks involved in any roll-out in the current environment. We are achieving considerably higher returns with much less risk from our continued focus and investment in growing our core real estate business. With a narrower focus, we believe we will realize higher overall yields and create more value for our shareholders".

Boardwalk has achieved significant success in its other technology-related initiatives relating to its core business. Its industry leading web-enabled real-time property management system is rolled-out across its portfolio and continues to generate millions of dollars annually in operating and administrative cost savings. Boardwalk continues to enhance its systems and roll-out additional initiatives such as energy saving and sub-metering devices.

Financial Guidance

Boardwalk's management reiterated its guidance for the Company's Funds From Operations targets for the year. Rob Geremia, Chief Financial Officer, stated "Rental operations remain strong and are on target for our third quarter. This decision will redirect capital where it will realize a more predictable, higher return and improve shareholder value sooner."

Corporate Profile

Boardwalk Equities Inc. is Canada's largest owner/operator of multi-family rental properties. The company owns and operates in excess of 200 properties with over 25,500 units totalling more than 21 million net rentable square feet. Boardwalk is a customer-oriented, technologically advanced real estate company with its portfolio concentrated in the provinces of Alberta, Saskatchewan and Ontario. The company is headquartered in Calgary with its shares listed on both the Toronto Stock Exchange and the New York Stock Exchange under the symbol BEI.

Additional information is available at Boardwalk's web site at www.bwalk.com.

For further information please contact:

Boardwalk Equities Inc.
(403) 531-9255

Sam Kolias, President and CEO; George Reti, Executive Vice President; Roberto Geremia, Vice-President, Finance and Chief Financial Officer; Mike Hough, Executive Vice President; or Paul Moon, Director of Investor Relations.

Recent investor information can be found on the Internet at http://investor.bwalk.com/.

BOARDWALK

Boardwalk Equities Inc.
Suite 200, 1501 - 1 Street S.W.
Calgary, Alberta T2R 0W1

Phone: (403) 531-9255
Fax: (403) 531-9565
World Wide Web: http://www.bwalk.com

October 29, 2001

NEWS RELEASE FOR IMMEDIATE DISTRIBUTION

RE: Teleconference on Fiscal 2001 Third Quarter Financial Results

Boardwalk Equities Inc. ("BEI" – NYSE, TSE) announces that the fiscal 2001 third quarter financial results will be released the morning of Thursday November 15, 2001. We invite you to participate in the teleconference that will be held to discuss these results that same morning at 11:15am EST. Senior management will speak to the second quarter results and provide a corporate update. Presentation materials will be made available on the **INVESTOR** section of our website (www.bwalk.com) prior to the call.

Participation & Registration: Please RSVP to Paul Moon 403-508-6208 or by email to investor@bwalk.com.

Teleconference: The telephone numbers for the conference are: 416-641-6715 (within Toronto) or 1-800-379-4140 (outside Toronto).

Webcast: Investors will be able to listen to the call and view our slide presentation over the Internet by visiting http://investor.bwalk.com 15 min. prior to the start of the call. An information page will be provided for software needed and system requirements. The live audiocast will also be available at http://www.newswire.ca/webcast/pages/BoardwalkEquities20011115/.

Replay: An audio recording of the teleconference will be available approximately one hour after the call until 11:59pm EST on November 22nd. You can access it by dialing (416) 626-4100 and using the following reservation number, 19892437. An audio archive will also be available on our Investor site (http://investor.bwalk.com) two hours after the conference call until November 22, 2001.

About Boardwalk Equities Inc.

Boardwalk Equities Inc. is a customer oriented, technologically advanced real estate company specializing in the acquisition and management of multi-family residential projects throughout Canada. Boardwalk owns or has contracted to acquire over 25,500 units representing over 21 million net rentable square feet.

For further information regarding Boardwalk, contact Paul Moon, Director of Investor Relations at (403) 531-9255.

Recent investor information can be found on the Internet at http://investor.bwalk.com/.

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES
Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters

TSE

Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.
Stock Symbol:	BEI
For Month Ending:	October 31, 2001
Date Prepared:	November 7, 2001
Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding – Opening Balance				3,721,209
Options Granted: (Add)				
Date of Grant	**Name**	**Expiry Date**	**Price**	**Number**
None				
Subtotal				
Options Exercised: (Subtract)				
Date	**Name**	**Date of Grant**	**Price**	**Number**
As Per Attached	As Per Attached	As Per Attached	As Per Attached	3,400
Subtotal				
Options Cancelled: (Subtract)				
Date	**Name**	**Date of Grant**	**Price**	**Number**
As per attached	As per attached	As per attached	As per attached	8,400
Subtotal				
Closing Stock Option Plan Balance				3,709,409

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance		
Additional Listing Under Plan (Add)		
Stock Options Exercised (Subtract)		
Closing Reserve Balance		

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction		
Issued and Outstanding – Opening Balance		50,259,606
Stock Options Exercised		3,400
Share Purchase Plan		
Warrants - No Warrants held in Calgary		
Private Placement		
Issuer Bid Cancellation		51,400
Closing Issued Capital Balance		50,211,606

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

Report of Exercised and Cancelled Options

		Employee	Amount of Options		Date	Exercise Price
Exercised	October, 2001	Petra Visser (Porisky).	2,800		October 3, 2001	$ 10.00
		Jerry Gray	600	3,400	October 15, 2001	$ 11.17
Cancelled	October, 2001	Victor Veidt	2,000		October 13, 2001	$ 18.12
		Donna MacLeod	2,400		October 30, 2001	$ 9.70
		Hollie Raicos-Fleming	2,000		October 20, 2001	$ 12.83
		Michael Lattery	2,000	8,400	October 6, 2001	$ 12.27
				11,800		